March 30, 2015

VIA EDGAR AND EMAIL

Perry J. Hindin, Esq.

Special Counsel

U.S. Securities and Exchange Commission

Office of Mergers & Acquisitions

100 F Street NE

Washington, D.C. 20549

Re:	Associated Estates Realty Corporation
Preliminary Proxy Statement on Schedule 14A
Filed on March 13, 2015
File No. 1-12486

Dear Mr. Hindin:

On behalf of our client, Associated Estates Realty Corporation, an Ohio corporation (“AEC” or the “Company”), set forth below are responses to the comments of the Staff of the Office of Mergers & Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) that were set forth in the Staff’s letter, dated March 18, 2014 (the “Comment Letter”), with respect to AEC’s Preliminary Proxy Statement on Schedule 14A filed on March 13, 2015 (the “Preliminary Proxy”). In addition, AEC has also filed today Amendment No. 1 to the Preliminary Proxy (the “Amendment”). The Amendment reflects revisions in response to the Comment Letter and certain other minor revisions. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold text, followed in each case by our response on behalf of the Company.

1.	Please file the form of proxy card. Refer to Exchange Act Rule 14a-6(a).

Response: The form of the proxy card has been filed with the Amendment.

2.	Please revise the proxy statement and proxy card, when filed, to clearly mark as “Preliminary Copies.” Refer to Rule 14a-6(e)(1).

Response: The proxy statement and proxy card filed with the Amendment are each clearly marked as “Preliminary Copies.”

3.

We note disclosure in the third paragraph on page 9 that in the event that any of the Company nominees is not a candidate at the time of the election, shares represented by holders’ white proxy cards will be voted for the election of a substitute nominee designated by the Board as recommended by the Nominating and Corporate Governance Committee. Please confirm for us that should the Company nominate substitute nominees before the meeting, it will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such

Perry J. Hindin, Esq.

Office of Mergers & Acquisitions

Securities and Exchange Commission

March 30, 2015

nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Response: The Company confirms that, should the Company nominate substitute nominees before the meeting, it will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

4.	Refer to the board nominees’ bios on pages 12 through 18. Please revise the disclosure to describe more specifically the business experience of the applicable nominees during the past five years, including each nominee’s principal occupations and employment. Please also briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the nominee should serve as a director, in light of the Company’s business and structure. Please refer to Item 7(b) of Schedule 14A and Item 401(e)(1) of Regulation S-K

Response: The Amendment has been revised on pages 12 – 18 in response to this comment.

5.	Please expand the disclosure to explain why the Board wishes to increase the size of the board to eight directorships at this time.

Response: The Amendment has been revised on page 33 in response to this comment.

6.	Please revise the resolution described in this section to conform to Exchange Act Rule 14a-21(a). Please refer to the instruction to paragraph (a) and Question 169.05 of the Compliance and Disclosure Interpretations: Exchange Act Rules.

Response: The Amendment has been revised on page 66 in response to this comment.

*        *        *

Perry J. Hindin, Esq.

Office of Mergers & Acquisitions

Securities and Exchange Commission

March 30, 2015

The Company has authorized us to advise the Staff that it acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact either of the undersigned, at (212) 403-1309 for David Katz or (216) 586-7302 for James Dougherty .

Very truly yours,

James P. Dougherty	David A. Katz

cc: Scott Irwin

Associated Estates Realty Corporation